EXHIBIT 23.4

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KPMG LLP

Suite 3800

1300 South West Fifth Avenue

Portland, OR 97201

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Advanced Power Technology, Inc.:

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Advanced Power Technology, Inc. as of December 31, 2004 and 2003, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Portland, Oregon

December 22, 2005